SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D A/1

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ICX TECHNOLOGIES, INC.
(Name of Issuer)

Shares of Common Stock, par value $0.001 per share
(Title of Class of Securities)

44934T105
(CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LP
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 16, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44934T105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	DP 1 LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	16,876,166
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	16,876,166
11	Aggregate Amount Beneficially Owned by Each Reporting Person	16,876,166
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	48.31%
14	Type of Reporting Person (See Instructions)	CO

CUSIP No. 44934T105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Valentis SB, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	PN
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	2,804,306
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	2,804,306
11	Aggregate Amount Beneficially Owned by Each Reporting Person *Includes 127,250 currently exercisable warrants to acquire 127,250 shares of Common Stock.	2,804,306*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	8.00%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 44934T105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Spectrum Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,000,000
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,000,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	2.86%
14	Type of Reporting Person (See Instructions)	CO

CUSIP No. 44934T105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Catalyst Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	670,000
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	670,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person	670,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	1.92%
14	Type of Reporting Person (See Instructions)	CO

CUSIP No. 44934T105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Debello Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	260,000
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	260,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person	260,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	0.74%
14	Type of Reporting Person (See Instructions)	CO

CUSIP No. 44934T105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Capital LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	PN
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	21,613,338
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	21,613,338
11
Aggregate Amount Beneficially Owned by Each Reporting Person
*Includes 127,250 currently exercisable warrants to acquire 127,250 shares of Common Stock and options to purchase 2,866 shares of Common Stock.
21,613,338*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	61.64%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 44934T105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	21,613,338
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	21,613,338
11
Aggregate Amount Beneficially Owned by Each Reporting Person
*Includes 127,250 currently exercisable warrants to acquire 127,250 shares of Common Stock and options to purchase 2,866 shares of Common Stock.
21,613,338*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	61.64%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 44934T105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Charles E. Davidson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	21,613,338
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	21,613,338
11
Aggregate Amount Beneficially Owned by Each Reporting Person
*Includes 127,250 currently exercisable warrants to acquire 127,250 shares of Common Stock and options to purchase 2,866 shares of Common Stock.
21,613,338*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	61.64%
14	Type of Reporting Person (See Instructions)	IN

CUSIP No. 44934T105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Joseph M. Jacobs
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	21,613,338
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	21,613,338
11
Aggregate Amount Beneficially Owned by Each Reporting Person
*Includes 127,250 currently exercisable warrants to acquire 127,250 shares of Common Stock and options to purchase 2,866 shares of Common Stock.
21,613,338*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	61.64%
14	Type of Reporting Person (See Instructions)	IN

SCHEDULE 13D

This Amendment No. 1 modifies and supplements the 13D initially filed on September 10, 2009 (the “Statement”), with respect to the common stock, $0.001 par value per share (the “Common Stock”), of ICx Technologies, Inc., a Delaware corporation (the “Company”). Except to the extent supplemented by the information contained in this Amendment No. 1, the Statement, as amended as provided herein, remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

Since the date of the Statement, Joseph Jacobs, as a director received and assigned to Wexford Capital LP, an additional option for 1,500 shares which vested as of end of month February 2010.

Item 4.	Purpose of Transaction.

On August 16, 2010, the Company, FLIR Systems, Inc, an Oregon corporation (“FLIR”) and Indicator Merger Sub, Inc., a Delaware corporation (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Merger Sub has commenced a tender offer (the “Offer”) for all of the Company’s outstanding shares of Common Stock at a purchase price of $7.55 per share net to the seller in cash, without interest (less any applicable withholding taxes). Upon successful completion of the Offer, and subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of FLIR (the “Merger”).

Concurrently with the execution of the Merger Agreement, (a) the Purchasing Entities entered into a Tender and Support Agreement with FLIR and Merger Sub (the “Tender Agreement”), (b) the Company and Wexford Capital LP entered into a Termination of Administrative Services Agreement (the "Services Termination Agreement"); and (c) the Company and Valentis SB, L.P. entered into a Warrant Cancellation Agreement (the "Warrant Cancellation Agreement"). Copies of the Tender Agreement, Services Termination Agreement and the Warrant Cancellation Agreement are attached as Exhibits 9.1, 10.1 and 3.1, respectively, to this report and are incorporated in this report by reference.

Item 5.	Interest in Securities of the Issuer

The aggregate number and percentage of securities beneficially owned by the Reporting Persons (on the basis of 34,931,678 shares of Common Stock issued and outstanding as reported in the Company’s Form 10-Q filed with the Commission on July 31, 2010) are as follows:

DP1 LLC
(a) Amount beneficially owned:	16,876,166	Percent of class:	48.31%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			16,876,166
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			16,876,166

Valentis SB, L.P.
(a) Amount beneficially owned:	2,804,306	Percent of class:	8.00%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			2,804,306
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			2,804,306

Wexford Spectrum Investors LLC
(a) Amount beneficially owned:	1,000,000	Percent of class:	2.86%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			1,000,000
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			1,000,000

Wexford Catalyst Investors LLC
(a) Amount beneficially owned:	670,000	Percent of class:	1.92%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			670,000
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			670,000

Debello Investors LLC
(a) Amount beneficially owned:	260,000	Percent of class:	0.74%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			270,000
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			270,000

Wexford Capital LP
(a) Amount beneficially owned:	21,613,338	Percent of class:	61.64%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			21,613,338
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			21,613,338

Wexford GP LLC
(a) Amount beneficially owned:	21,613,338	Percent of class:	61.64%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			21,613,338
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			21,613,338

Charles E. Davidson
(a) Amount beneficially owned:	21,613,338	Percent of class:	61.64%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			21,613,338
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			21,613,338
Joseph M. Jacobs
(a) Amount beneficially owned:	21,613,338	Percent of class:	61.64%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			21,613,338
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			21,613,338

Wexford Capital may, by reason of its status as managing member or investment advisor of the Purchasing Entities, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Wexford GP may, as the General Partner of Wexford Capital, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Each of Messrs. Davidson and Jacobs may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Each of Messrs. Davidson and Jacobs, Wexford GP and Wexford Capital shares the power to vote and to dispose of the shares of Common Stock beneficially owned by the Purchasing Entities.  Each of Wexford Capital, Wexford GP and Messrs. Davidson and Jacobs disclaims beneficial ownership of the shares of Common Stock owned by the Purchasing Entities and this report shall not be deemed as an admission that they are the beneficial owner of such securities except, in the case of Messrs. Davidson and Jacobs, to the extent of their respective personal ownership interests in any of the Purchasing Entities.

Except as set forth in Item 3 above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Schedule 13D.

Item 7.	Material to be Filed as Exhibits

3.1 Warrant Cancellation Agreement, dated as of August 16, 2010, by and between ICx Technologies, Inc. and Valentis SB L.P.

 9.1   Tender and Support Agreement, dated as of August 16, 2010, by and among FLIR Systems, Inc., Indicator Merger Sub, Inc. DP1 LLC, Valentis SB, L.P., Wexford Spectrum Investors LLC, Wexford Catalyst  Investors and Debello Investors LLC.

10.1 Termination of Administrative Services Agreement, dated as of August 16, 2010, by and between ICx Technologies, Inc. and Wexford Capital LP.

* * * * *

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2010

DP1 LLC

By:	/s/ Arthur Amron
Name:	Arthur Amron
Title:	Vice President

VALENTIS SB, L.P.
By: Valentis SB GP LLC, its general partner

By:	/s/ Arthur Amron
Name:	Arthur Amron
Title:	Vice President

WEXFORD SPECTRUM INVESTORS LLC

By:	/s/ Arthur Amron
Name:	Arthur Amron
Title:	Vice President

WEXFORD CATALYST INVESTORS LLC

By:	/s/ Arthur Amron
Name:	Arthur Amron
Title:	Vice President

DEBELLO INVESTORS LLC

By:	/s/ Arthur Amron
Name:	Arthur Amron
Title:	Vice President

WEXFORD CAPITAL LP

By:	/s/ Arthur Amron
Name:	Arthur Amron
Title:	Partner and Secretary

WEXFORD GP LLC

By:	/s/ Arthur Amron
Name:	Arthur Amron
Title:	Vice President

/s/ Charles E. Davidson
Charles E. Davidson

/s/ Joseph M. Jacobs
Joseph M. Jacobs